ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

STOCK GRANT PLAN

1. PURPOSE OF THE PLAN

1.1. Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company") has a Stock Grant Plan ("Plan") for the purpose of offering management members and employees of the Company, as well as of its direct or indirect controlled companies, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of their interests with those of their stockholders and a sharing of capital market risks, as well as enabling the Company and its controlled companies to attract and retain talents.

1.2. The management members and employees of the Company and its direct or indirect controlled companies ("Beneficiaries") are eligible to join this Plan, at the Company's discretion, subject to the specific target audiences of each stock grant program, in accordance with item 5 of the Plan.

2. MANAGEMENT OF THE PLAN

2.1. The Plan will be managed by the Compensation Committee ("Committee"), which reports directly to the Company's Board of Directors.

2.2. The Committee shall have full powers to organize and manage the Plan, subject to the terms of the Plan and any additional guidelines set by the Board of Directors.

2.3. The resolutions adopted by the Committee shall bind the Company and the Beneficiaries in relation to all matters related to the Plan.

3. SHARES USED

3.1. For purposes of the Plan, preferred shares issued by the Company ("Shares") will be used, and treasury shares may also be used, in accordance with the rules of the Brazilian Securities and Exchange Commission ("CVM"). In specific situations, such as, for example, Beneficiaries who carry out their activities at the Company's direct or indirect controlled companies headquartered abroad, mechanisms with similar effects may also be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company's preferred shares. In the event the delivery to these Beneficiaries is in Shares, the Company may take these Shares back in case of non-compliance with the specific conditions agreed upon with the Beneficiaries.

4. ANNUAL LIMIT FOR GRANTING SHARES

4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed the limit of zero point five percent (0.5%) of Itaú Unibanco's total shares held by majority and minority stockholders on the balance sheet date of the same year. To calculate this limit, the options granted under the Company's Stock Option Plan are added to the number of Shares.

4.2. In the event that, in a given year, the number of (a) Shares used for compensation purposes under this Plan and (b) stock options granted for the purpose of the Company's Stock Option Plan is lower than the limit of zero point five percent (0.5%) of the total shares, the resulting difference may be added for purposes of granting Shares or stock options in any of the seven (7) subsequent fiscal years.

4.3. For calculating the annual limit for granting Shares and stock options, the year to which the grant refers will be considered, regardless of the year in which these Shares and stock options are transferred to the Beneficiaries.

5. PROGRAMS COVERED

5.1.1. Variable Stock-Based Compensation

In line with CVM Resolution No. 3,921/10, the management members and the Managing Directors ("MDs") of the Company and its direct or indirect controlled companies authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the Administrator Compensation Policy or the Profit-Sharing Program Regulation. This model may also include management members of other direct or indirect controlled companies of the Company, at the discretion of the Human Resources Department. In these cases, at least fifty percent (50%) of the total variable compensation will be converted into Shares and their transfer to management members will be deferred for at least three years, in portions that are proportional to the deferral period. These deferred portions may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.2. Fixed Stock-Based Compensation:

The fixed compensation portion of the members of the Company's Board of Director is annually paid in Shares and is based on the history, resume, market conditions and other factors that may be agreed upon between the management member and the Company, in accordance with the terms of the Administrator Compensation Policy. This compensation is paid to the effective members of the Board of Directors who do not hold executive offices, provided they have fully completed their terms of office.

5.1.3. Outstanding Performance Program

The best-evaluated employees in the participating companies, who hold eligible positions and are selected according to the Profit-Sharing Program Regulation, will receive an additional profit sharing percentage in Shares, and the transfer of which shall be subject to a deferral period.

5.1.4. Partners Program

It shall be mandatory for management members and employees of the Company and its controlled companies with outstanding performance selected by the Personnel Committee to use an amount equal to a portion of or their total net annual variable compensation, in the case of management members, or of their net profit-sharing, in the case of employees, in addition to any amounts, guaranteed or discretionary, to purchase own shares ("Own Shares"). If they hold the ownership of these Own Shares and comply with the other suspensive conditions provided for in the internal charts of the relevant programs for the terms set forth therein, the return on the investment will be delivered in consideration for Shares ("Partners Shares"). The availability of the Partners Shares shall be subject to the additional restrictions provided for in the internal charter of the program. For management members of the Company's direct or indirect controlled companies authorized to operate by the Central Bank of Brazil,

the Partners Shares that have not yet been transferred may be reduced or not paid in the cases provided for in Article 7, paragraph 3, of CMN Resolution No. 3,921/10.

5.1.5. Recognition of Key Professionals or Extraordinary Performance

Management members and employees who are selected by the Executive Personnel Committee will have an additional amount in shares assigned to their net profit-sharing amount, to be determined in accordance with the Profit-Sharing Program Regulation or the Administrator Compensation Policy, and the transfer of which shall be subject to a deferral period.

6. SHARE PRICE

6.1. For the purpose of calculating the reference price of the Shares used for this Plan, the average closing price of Itaú Unibanco's preferred shares on B3 – Brasil, Bolsa, Balcão ("B3") in the thirty (30) days prior to the calculation shall be used, and such calculation shall be made on the seventh (7th) business day prior to the granting of the Shares ("Pricing Period"), adjusted by the proceeds that were distributed between the Pricing Period and the date scheduled for the Grant, but that were not received by the Beneficiaries. For the purpose of this item, a business day is deemed as the days on which trading and settlement activities are carried out on B3.

7. ACQUISITION OF THE RIGHT TO SHARES

7.1. The beneficiaries shall comply with the specific provisions of each program stated in the documents mentioned in item 5, including in relation to the terms and conditions for the acquisition of the right to the Shares by them and the treatment conferred upon the Shares that have not yet been transferred to the Beneficiaries in the case of employment termination.

7.2. The Beneficiaries shall not have any rights or privileges as a Company stockholder, notably the right to receive dividends and interest on capital related to the Shares, until the date of the transfer of these Shares to the Beneficiaries, provided that all conditions for the acquisition of the right to the Shares are met. Notwithstanding the foregoing, the documents that govern each specific program may establish the payment of the amount equivalent to the dividends or interest on capital, in cash or in shares, from the granting date to the effective transfer of the Shares to the Beneficiaries.

8. EFFECTIVENESS OF THE PLAN

8.1. The Plan shall be in effect for an indefinite term and may be terminated upon resolution of the General Stockholders' Meeting. The end of the term of the Plan shall not affect the fully vested rights to the Shares granted under its terms.

9. GENERAL PROVISIONS

9.1. In order to preserve the purpose of this Plan, the number of Shares that have not yet been transferred to the Beneficiaries may be adjusted at the discretion of the Committee if the number of the Company's shares is increased or decreased as a result of a share bonus, split or reverse split or other corporate events that give rise to direct or indirect economic impacts on the Beneficiaries.
The granting of shares is subject to the possibility of a Malus adjustment (upon the decision of the Compensation Committee), which consists of the possibility of reversal of the portions that have not yet been paid in the case of a reduction in the realized recurring net income of Itaú Unibanco Holding and/or a negative result for the business areas.

If the beneficiary moves between countries during the vesting period, the amounts may be adjusted to offset tax differences between the departure tax unit and the destination tax unit.

9.2. In line with the purposes of the Plan (item 1.1), the Beneficiaries shall be subject to the equity changes in the Shares so as to fully maintain all the risks inherent in the Plan in their equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism to be used by any individual or company that implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate. This obligation shall be met during the periods prior to the transfer of the Shares to the Beneficiaries and during the terms of unavailability of the transferred Shares, where applicable. Said prohibition will cease to be applicable after 24 months from the date the Beneficiary leaves the Conglomerate's companies.

9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or other controlled company, as applicable, or interfere in any way in the right of the Company or its controlled companies, at any time and in accordance with legal and contractual conditions, to terminate the respective employment contract or term of office or dismiss the Beneficiary in any other way.

9.4. The Committee shall be responsible for deciding on the cases that are not provided for in the Plan.

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